82-2954

02 FEB 12 AM 8:14

MOLSON

<u>File No. 82-2954</u>

02015050

February 8, 2002

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Dear Madam/Sir:

Subject: Molson Inc. - Exemption Pursuant to Rule 12g3-2(b) Under the Securities Act of 1934

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the following information:

- Changes in *Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of January 2002.
- Declaration of a Quarterly Dividend to the Toronto Stock Exchange, payable on April 1, 2002.
- The Corporation's Press Release to Shareholders « *Molson delivers on commitments – Earnings from continuing operations up 38% to $45 million* ».

The information as well as a list supplementing Molson's earlier filing under Rule 12g3-2(b) is attached hereto. Abbreviations used herein or in the list attached hereto have the meanings attributed thereto in Molson's earlier filing under Rule 12g3-2(b).

TOTAL NUMBER OF PAGES: 24
EXHIBIT INDEX APPEARS ON PAGE: 3

dlw 2/12

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5

File No. 82-2954

As provided by Rule 12g3-2(b), the information and documents contained herein and provided herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Yours truly,

MOLSON INC.

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 599-5396
E-Mail: *cxgagnon@molson.com*

Encl.

cc: Mr. John Adams (w/enclosures)
Mail Stop 3-4

MOLSON INC.

SCHEDULE "A"

Exhibit No.		Description of Item	Date	Page No.
473	•	*Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of January 2002	Feb. 7/02	4
	•	Declaration of a Quarterly Dividend to the Toronto Stock Exchange, payable on April 1, 2002	Jan. 30/02	11
	•	The Corporation's Press Release to Shareholders « *Molson delivers on commitments – Earnings from continuing operations up 38% to $45 million* »	Jan. 30/02	13

Gagnon, Carole

From: Gagnon, Carole
Sent: Thursday, February 07, 2002 12:26
To: 'companyreg@tse.com'
Subject: Reports - January 2002

Please find attached our "Change in Outstanding and Reserved Securities" reports for MOL.A and MOL.B for the month of January 2002.

TSE - 02-Jan - MOLA.doc

TSE - 02-Jan - MOLB.doc

Do not hesitate to contact the undersigned if you have any questions.

Kind regards.

Carole Gagnon
Corporate Administrator
Molson Inc.
Telephone : (514) 590-6338
Telecopier : (514) 599-5396
Cellular : (514) 973-4883

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.A

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**96,870,553**
ADD:	Stock Options Exercised	14,374	
	Share Purchase Plan	8,883	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**96,893,810**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM: *Optional Stock Dividend and Share Purchase Plan*		
	Opening Reserve for Dividend Reinvestment Plan		**963,336**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(8,883)
	Closing Reserve for Dividend Reinvestment Plan		**954,453**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,417,017**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Jan. 30/02	Nicola Webb	Jan. 30/12	$27.42	5,000
Jan. 30/02	Ben Schwartz	Jan. 30/12	$27.42	7,000
Jan. 30/02	Mark Porter	Jan. 30/12	$27.42	5,000
			SUBTOTAL	**17,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Jan. 3/02	Russell Tabata	June 27/00	$27.95	2,750
			SUBTOTAL	**(2,750)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
Jan. 24/02	Harry Klompas	May 16/95	(3,000)	(1,882)
Jan. 14/02	Derek Cornthwaite	May 13/92	(20,000)	(7,424)
Jan. 11/02	Kenneth J. Lahti	Sep. 7/99	(1,250)	(663)
Jan. 4/02	Tony Milina	Sep. 7/99	(3,000)	(1,655)
		SUBTOTAL	**(27,250)**	**(11,624)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

(7)

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jan. 25/02	Marie-Andrée Bertrand	May 18/01	May 18/11	$22.50	3,000
				SUBTOTAL	**(3,000)**
Stock Option Outstanding — Closing Balance					**5,401,017**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		8,750,129
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(2,750)	
Stock Appreciation Rights (SUBTRACT)	(11,624)	
Closing Share Reserve Balance at end of period		**8,735,755**

All information reported in this Form is for the month of **January, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE February 7, 2002

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,999,434**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,999,434**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

(9)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

TSE

10

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **January, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	February 7, 2002

****
*** RAPPORT ÉMISSION ***
****

11

ÉMISSION OK

N° ÉM/RÉC	0045
TÉLÉPHONE CONNEX	914169474547
SOUS-ADRESSE	
IDENT CONNEXION	TSE
h DÉBUT	01/30 15:36
DURÉE	00'36
PGS. TRANSMISES	2
RÉSULTAT	OK

MOLSON

Molson Inc.
1555 Notre-Dame East
Montreal, Quebec
H2L 2R5

FACSIMILE

Date: January 30, 2002 Time: 3:41 PM

DELIVER TO:

Name: **EXCHANGE CORPORATE REPORTING DIVISION**

Firm: **TORONTO STOCK EXCHANGE**

Facsimile no: (416) 947-4547

CAROLE GAGNON
Corporate Administrator

Telephone no.: 514-590-6338
Facsimile no.: 514-599-5396

Pages including this page: 2

MESSAGE

RE: Declaration of dividend dated January 30, 2002

Please find enclosed our dividend declaration.

Should you require any additional information, please do not hesitate to contact us.

Thank you.

12

DIVIDEND / DISTRIBUTION DECLARATION FORM

RE: QUARTERLY DIVIDEND

Date of Declaration	January 30, 2002
Company	MOLSON INC.
Type of Security and Stock Symbol on which Dividend/Distribution declared	MOL.A – Class "A" non-voting share MOL.B – Class "B" common share
Amount of Dividend / per share (if stock dividend or foreign funds, give details)	C$0.10 / share Converted to U.S. funds at noon rate prevailing on Record Date
Payable Date	April 1, 2002
Record Date	March 14, 2002
(TSE sets Ex-Dividend Date)	
Contact Name and Phone #	Carole Gagnon (514) 590-6338

MOLSON

13

MOLSON DELIVERS ON COMMITMENTS

EARNINGS FROM CONTINUING OPERATIONS UP 38% TO $45.0 MILLION

For Immediate Release January 30, 2002

MONTREAL - Molson Inc. announced today earnings for the third quarter ending December 31, 2001.

Molson Fiscal Year 2002 Third Quarter Highlights

- Revenue up 18% to $692 million
- Total volume up 29%; Volume in Canada up 3.9%
- Core brands market share up 1.1%
- National market share up 0.2%
- Comparable operating profit (EBIT) up 23% to $85.4 million [(i)]
- Comparable net earnings from continuing operations up 38% to $45.0 million [(i)]
- Comparable net earnings per share from continuing operations increases 41% to $0.38 from $0.27 per share [(ii)]
- Cash flow from continuing operations increases 27% to $82.3 million
- Cash flow per share from continuing operations increases 28% from $0.54 to $0.69 per share[(ii)]

(i) *Comparable earnings exclude amortization of intangible assets of $7.3 million, net of tax, recorded in the quarter ended December 31, 2000, based on new accounting rules relating to intangible assets and a non-cash $25.5 million reduction in income tax expense recorded in the third quarter of last year to reflect changes in enacted future income tax rates.*

(ii) *After a 2-for-1 stock split which took effect in September 2001.*

(14)

For the third quarter ending December 31, 2001, revenues increased 18% to $692 million compared to $589 million for the third quarter of fiscal year 2001. The increase is comprised of a 6% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations and its 50.1% interest in Molson USA. Brewing volume increased by 29% to 3.4 million hectolitres with volume in Canada representing 3.9% of this increase.

Earnings from continuing operations for the three months ended December 31, 2001 were $45.0 million, or $0.38 per share, an 11% decrease from $50.8 million for the same period last year. However, the prior year's results include the benefit of a non-cash $25.5 million reduction in future tax liabilities resulting from the enactment of future tax rate reductions. Comparable net earnings from continuing operations for the quarter, excluding intangible asset amortization and the tax rate reduction in the prior year, increased 38% to $45.0 million or $0.38 per share compared to $32.6 million or $0.27 per share in fiscal 2001.

Cash flow from continuing operations, before working capital adjustments, was $82.3 million for the third quarter ended December 31, 2001, an increase of 27% compared to the same period last year. Cash flow per share from continuing operations was $0.69 compared to $0.54 for the prior year.

Revenues for the nine months ended December 31, 2001 increased 15% to $2.2 billion. Brewing volume increased by 24% to 11.0 million hectolitres with volume in Canada representing 3.0% of that increase. Earnings from continuing operations for the nine-month period increased 19% to $142.0 million compared to $119.6 million for the same period last year. These earnings include a pre-tax charge for rationalization of $50.0 million in relation to the previously announced closure in March 2002 of Molson's Regina brewery as well as a non-cash $15.0 million reduction of future tax liabilities resulting from enactment of future tax rate reductions compared to $25.5 million in the prior fiscal year. Comparable net earnings from continuing operations for the nine-month period were $160.5 million or a 38% increase from $115.9 million for the same period last year. Earnings per share from continuing operations increased 38% to $1.34 per share from $0.97 per share compared to the same period last year. Cash flow from

continuing operations, for the nine months ended December 31, 2001 increased by 23% to $234.6 million, compared to $191.1 million for the same period last year.

All of the above earnings per share calculations take into account a split of the Company's Class "A" non-voting shares and Class "B" common shares on a 2-for-1 basis which was approved by the shareholders on August 28, 2001 and took effect in September 2001.

Total industry sales volume in Canada increased 3.5% to 5.2 million hectolitres for the three months ended December 31, 2001, compared to the same period last year. Molson's volume in Canada increased 3.9% to 2.3 million hectolitres during the same period. For the nine-month period, total industry sales volume increased 2.8% to 16.9 million hectolitres and Molson volume was up 3.0% to 7.6 million hectolitres. Molson's average estimated market share for all beer sold in Canada during the three months ended December 31, 2001 increased by 0.2 share points to 45.1%. The Company also exceeded its operating profit commitment with a 23% increase compared to the same period last year.

"Overall, the third quarter results represent one of the best quarters in the last several years. Canadian divisional volume, net sales, share and EBIT all exceeded expectations. Molson USA is showing the first real signs of improving while profit from Brazilian operations has strengthened," said Daniel J. O'Neill, President and Chief Executive Officer of Molson.

"Despite the success, do not think Molson is content. The beer world is consolidating around us: strong profitable growth delivering continued returns to our shareholders is critical and is our goal," Mr. O'Neill added.

The Molson Board of Directors approved a quarterly dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2002 to shareholders of record at the close of business on March 14, 2002.

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brand, Bavaria.

-30-

For more information:

Robert Coallier
Executive Vice President and Chief Financial Officer
(514) 598-6971

The tables below show Molson's comparable net earnings and earnings per share for the three and nine months ended December 31, 2001.

	Net earnings for the three months ended December 31		Net earnings per share for the three months ended December 31	
(Dollars in millions, except per share amounts)	**2001**	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**36.9** (i)	50.8	**0.31** (i)	0.43
Adjustment related to changes in enacted future tax rates	**-**	(25.5)	**-**	(0.22)
Comparable net earnings from continuing operations, including intangible asset amortization	**36.9**	25.3	**0.31**	0.21
Addback intangible asset amortization, net of tax (ii)	**8.1**	7.3	**0.07**	0.06
Comparable net earnings from continuing operations	**45.0**	32.6 (iii)	**0.38**	0.27 (iii)

	Net earnings for the nine months ended December 31		Net earnings per share for the nine months ended December 31	
(Dollars in millions, except per share amounts)	**2001**	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**117.7** (i)	119.6	**0.98** (i)	1.01
After-tax adjustments to arrive at comparable net earnings:				
Provision for rationalization	**33.5**	-	**0.28**	-
Adjustment related to changes in enacted future tax rates	**(15.0)**	(25.5)	**(0.12)**	(0.22)
Comparable net earnings from continuing operations, including intangible asset amortization	**136.2**	94.1	**1.14**	0.79
Addback intangible asset amortization, net of tax (ii)	**24.3**	21.8	**0.20**	0.18
Comparable net earnings from continuing operations	**160.5**	115.9 (iii)	**1.34**	0.97 (iii)

(i) Represents results for the three and nine months ended December 31, 2001 had the Corporation continued to amortize goodwill and intangible assets instead of adopting the new accounting standard dealing with goodwill and intangible assets.

(ii) In determining its results for the three and nine months ended December 31, 2001, the Corporation has adopted the new accounting standard dealing with goodwill and other intangible assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption.

(iii) Represents results for the three and nine months ended December 31, 2000 excluding amortization of intangible assets.

18

MOLSON INC.
CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

	Three months ended December 31		Nine months ended December 31	
(Dollars in millions, except per share amounts)	**2001**	2000	**2001**	2000
Sales and other revenues	**$ 692.4**	$ 588.5	**$ 2,211.5**	$ 1,931.1
Brewing excise and sales taxes	**176.0**	149.0	**565.1**	490.3
	516.4	439.5	**1,646.4**	1,440.8
Cost and expenses				
Cost of sales, selling and administrative costs	**417.9**	358.2	**1,301.1**	1,157.4
Provision for rationalization (note 2)	**-**	-	**50.0**	-
	417.9	358.2	**1,351.1**	1,157.4
Earnings before interest, income taxes and amortization	**98.5**	81.3	**295.3**	283.4
Amortization of property, plant and equipment	**13.1**	12.0	**41.4**	40.3
Amortization of intangible assets	**-**	9.3	**-**	28.0
Earnings before interest and income taxes	**85.4**	60.0	**253.9**	215.1
Net interest expense	**13.9**	15.9	**49.2**	48.4
Earnings before income taxes	**71.5**	44.1	**204.7**	166.7
Income tax expense (recovery)	**26.5**	(6.7)	**62.7**	47.1
Earnings from continuing operations	**45.0**	50.8	**142.0**	119.6
Earnings (loss) from discontinued operations (note 5)	**-**	(1.2)	**2.0**	(4.2)
Net earnings	**$ 45.0**	$ 49.6	**$ 144.0**	$ 115.4
Net earnings per share from continuing operations (note 3)				
Basic	**$ 0.38**	$ 0.43	**$ 1.18**	$ 1.01
Diluted	**$ 0.37**	$ 0.42	**$ 1.16**	$ 1.00
Net earnings per share				
Basic	**$ 0.38**	$ 0.42	**$ 1.20**	$ 0.97
Diluted	**$ 0.37**	$ 0.41	**$ 1.18**	$ 0.96

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Nine months ended December 31		
(Dollars in millions)	**2001**	2000
Retained earnings – beginning of year	**$ 328.1**	$ 557.1
Charge against retained earnings as a result of implementation of new accounting rules (note 1)	**-**	(320.0)
Retained earnings – beginning of year, as restated	**328.1**	237.1
Net earnings for the current period	**144.0**	115.4
Dividends	**(33.5)**	(32.1)
Retained earnings – end of period	**$ 438.6**	$ 320.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

19

MOLSON INC.
CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**December 31 2001**	December 31 2000	March 31 2001
	(Unaudited)	(Unaudited)	(Audited)
Assets			
Current assets			
Cash and short-term investments	**$ 336.3**	$ 90.2	$ 70.1
Accounts receivable	**156.7**	295.4	102.3
Inventories	**133.0**	138.4	138.9
Prepaid expenses	**33.5**	32.5	51.8
Current assets of discontinued operations	**11.5**	52.9	69.3
	671.0	609.4	432.4
Investments and other assets	**107.4**	92.5	93.0
Property, plant and equipment	**850.1**	898.0	914.9
Intangible assets	**1,524.2**	1,515.4	1,518.8
Non-current assets of discontinued operations	**32.1**	334.9	321.7
	$ 3,184.8	$ 3,450.2	$ 3,280.8
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 391.5**	$ 342.2	$ 365.7
Provision for rationalization costs	**52.0**	58.4	49.2
Taxes payable	**125.6**	133.6	98.6
Dividends payable	**12.0**	10.7	10.8
Future income taxes	**84.2**	37.9	49.5
Current liabilities of discontinued operations	**7.7**	54.9	44.6
	673.0	637.7	618.4
Long-term debt	**1,033.4**	1,354.7	1,204.4
Deferred gain	**46.3**	52.3	50.8
Deferred liabilities	**66.2**	57.3	74.3
Future income taxes	**361.8**	396.8	381.1
Non-current liabilities of discontinued operations	**102.0**	154.9	156.4
	2,282.7	2,653.7	2,485.4
Shareholders' equity			
Capital stock	**480.7**	476.1	477.6
Retained earnings	**438.6**	320.4	328.1
Unrealized translation adjustments	**(17.2)**	-	(10.3)
	902.1	796.5	795.4
	$ 3,184.8	$ 3,450.2	$ 3,280.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(Dollars in millions, except per share amounts)	Three months ended December 31 **2001**	Three months ended December 31 2000	Nine months ended December 31 **2001**	Nine months ended December 31 2000
Operating activities				
Net earnings from continuing operations	**$ 45.0**	$ 50.8	**$ 142.0**	$119.6
Provision for rationalization (note 2)	**-**	-	**50.0**	-
Amortization of property, plant and equipment	**13.1**	12.0	**41.4**	40.3
Amortization of intangible assets	**-**	9.3	**-**	28.0
Future income taxes	**23.4**	(12.2)	**15.6**	26.4
Other	**0.8**	4.9	**(14.4)**	(23.2)
Cash provided from operations	**82.3**	64.8	**234.6**	191.1
Provided from (used for) working capital	**9.6**	(5.9)	**2.1**	34.0
Rationalization costs	**(3.9)**	(10.0)	**(12.2)**	(39.2)
Cash provided from operating activities	**88.0**	48.9	**224.5**	185.9
Investing activities				
Additional investments in Brewing net assets [i]	**-**	(357.6)	**-**	(357.6)
Additions to property, plant and equipment (net)	**(10.9)**	(7.4)	**(15.2)**	(21.8)
Additions to investments and other assets	**-**	-	**(3.0)**	(5.2)
Additions to intangible assets	**-**	-	**(2.0)**	-
Proceeds from disposal of investments and other assets	**35.5**	14.9	**39.7**	35.9
Cash provided from (used for) investing activities	**24.6**	(350.1)	**19.5**	(348.7)
Financing activities				
Increase in long-term debt	**-**	319.0	**-**	319.0
Reduction in long-term debt	**-**	-	**(169.3)**	(74.5)
Securitization of accounts receivable	**(19.0)**	-	**15.0**	-
Cash dividends paid	**(11.9)**	(10.3)	**(33.3)**	(29.9)
Other	**2.8**	5.4	**4.2**	5.4
Cash provided from (used for) financing activities	**(28.1)**	314.1	**(183.4)**	220.0
Increase in net cash from continuing operations	**84.5**	12.9	**60.6**	57.2
Increase (decrease) in net cash from discontinued operations	**(7.6)**	(26.9)	**198.8**	1.1
Increase (decrease) in net cash	**76.9**	(14.0)	**259.4**	58.3
Net cash, beginning of period	**259.4**	97.5	**76.9**	25.2
Net cash, end of period	**$336.3**	$ 83.5	**$336.3**	$ 83.5
Net cash consists of:				
Cash and cash equivalents	**$336.3**	$ 90.2	**$336.3**	$ 90.2
Cash and cash equivalents of discontinued operations	**-**	(6.7)	**-**	(6.7)
Net cash, end of period	**$336.3**	$ 83.5	**$336.3**	$ 83.5
Cash flow per share provided from operations				
Basic	**$ 0.69**	$ 0.54	**$ 1.96**	$ 1.61
Diluted	**$ 0.67**	$ 0.53	**$ 1.92**	$ 1.59

[i] *Excluding $97.5 million received from Coors Brewing Company on January 2, 2001 in respect of a sale of a 49.9% interest in Molson USA, LLC.*

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended March 31, 2001, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 of Molson Inc.'s 2001 Annual Report.

Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to increase earnings by $8.1, or $0.07 per share in the current quarter and to increase earnings by $24.3, or $0.20 per share for the nine-month period.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

Effective April 1, 2001, Molson Inc. also adopted the new recommendations of the CICA Handbook section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Effective with the fiscal year commencing on April 1, 2000, the Corporation adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of CICA Handbook, section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". Based on prevailing discount rates and other assumptions at the time of implementation, adoption of the accounting rules relating to employee future benefits, including the Corporation's share of the related impact on equity-accounted entities, resulted in a non-cash, one-time after-tax charge against retained earnings of $120.0. The required implementation of the new accounting rules relating to income taxes resulted in a $123.0 increase in brand names, a $323.0 increase in future income taxes, and a further non-cash, one-time charge against retained earnings of $200.0.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

Note 2. Provision for Rationalization

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery, which is scheduled to close in March 2002.

Note 3. Earnings per share

On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis.

The following is a reconciliation of the basic and diluted earnings per share computations for earnings from continuing operations:

	2001	2000
Earnings from continuing operations	**142.0**	119.6
Weighted average number of common shares outstanding (millions)		
Weighted average number of common shares outstanding – basic	**119.7**	118.9
Effect of dilutive securities	**2.2**	1.3
Weighted-average number of common shares outstanding – diluted	**121.9**	120.2

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). All options to purchase common shares were included in the calculation of diluted earnings per share in both fiscal years as the average market price of the shares in the respective quarters exceeded the exercise prices.

The effect of potential dilutive stock options on cash flow per share from operations and items of a non-recurring nature is calculated on the same basis.

Note 4. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, the United States and Brazil. Since Canada constitutes a significant percentage of the total operations, Brazil and the United States have been combined into one segment entitled International.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

Revenues from the Brazilian operations are also seasonal, which would partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of financial expenses and income tax expense is centralized and, consequently these expenses are not allocated among operating groups.

	Canada	International	Total
Revenues from external customers			
2001	**$ 2,007.5**	**$ 204.0**	**$ 2,211.5**
2000	1,931.1	-	1,931.1
Inter-segment revenues			
2001	**26.3**	-	**26.3**
2000	-	-	-
EBITDA before provision for rationalization			
2001	**348.5**	**(3.2)**	**345.3**
2000	283.4	-	283.4
Amortization of capital assets			
2001	**36.9**	**4.5**	**41.4**
2000	68.3	-	68.3
Assets			
2001	**2,928.1**	**213.1**	**3,141.2**
2000	3,062.4	-	3,062.4
Additions to capital assets			
2001	**21.4**	**3.2**	**24.6**
2000	21.9	-	21.9

Note 5. Discontinued Operations

	2001	2000
Sales and other revenues [i]	**$ 10.7**	$ 93.1
Loss before income taxes [i]	-	(6.2)
Income tax recovery	-	2.0
Net loss from operations	-	(4.2)
Net gain on disposal	**2.0**	-
Earnings (loss) from discontinued operations	**$ 2.0**	$ (4.2)

(i) Includes NHL expansion proceeds of $9.0 for the nine months ended December 31, 2000.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre. The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal, together with tax recoveries of $30.8 and transaction costs.

The Corporation has given certain undertakings to the lenders of the purchaser such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the Montreal Canadiens at predetermined conditions and subject to regulatory approval.

Cash provided from discontinued operations of $198.8 ($1.1 in fiscal 2001) consisted of $10.2 ($1.1 in fiscal 2001) from operating activities and $188.6 (nil in fiscal 2001) from investing activities.

Note 6. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.